

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010   June 9, 2008

Ben D. Campbell
EVP, Secretary and General Counsel
Goodman Global, Inc.
5151 San Felipe, Suite 500
Houston, Texas 77056

> **Re: Goodman Global, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed May 30, 2008**
> **File No. 333-150263**

Dear Mr. Campbell:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 16

To service all of our indebtedness . . ., page 17

1. We note your net losses and negative cash flows from operations for the quarter ended March 31, 2008. For the same period, you disclose that earnings were not adequate to cover fixed charges by $120.4 million. Please discuss what affect this may have on your ability to service your 2008 debt and other contractual obligations and the funds that are available to satisfy your debt payments. Also address this comment in greater detail under Liquidity and Capital Resources in the MD&A section.

Notes to the Consolidated Condensed Financial Statements

3. Business Combinations, page F-10

2. We note that the $36.5 million pro forma net loss disclosed here does not agree to the pro forma net loss of $21.8 million disclosed on page 38. Similarly, we note the pro forma net income of $1.9 million on page F-46 does not agree with the $1.9 million pro forma net loss disclosed on page 36. Please reconcile these differences for us or amend your filing as appropriate.

Exhibit 5.1 – Legal Opinion

3. In the fourth paragraph, you cannot assume due authorization, etc., by the Non-Delaware Guarantors, but you can rely on other opinions. Please revise. If you rely on other opinions, also file these opinions as exhibits.

4. Please delete qualification (iii) in the sixth paragraph, since you have already included a general equitable principles limitation.

5. Please delete as inappropriate the seventh paragraph.

*   *   *   *

You may contact Mindy Hooker at (202) 551-3732 or John Cash at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane at (202) 551-3235 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: William B. Brentani, Esq.
        Simpson Thacher & Bartlett LLP
        2550 Hanover Street
        Palo Alto, California 94304